ELINE ENTERTAINMENT GROUP, INC.

                                                              8905 Kingston Pike
                                                                       Suite 313
                                                      Knoxville, Tennessee 37923

June 27, 2006

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:      Eline Entertainment Group, Inc.
         Form 10-KSB for the Fiscal Year Ended October 31, 2005
         Form 10-QSB for the Fiscal Quarter Ended January 31, 2006 File No. 009-30451

Dear Mr. Cash:

Eline Entertainment Group, Inc. (the "Company") is in receipt of your comment letter dated June 7, 2006, and submits the following responses to your comments:

FORM 10-KSB FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005

STATEMENTS OF CASH FLOWS, PAGE F-6

1. The item, "Acquisition of Business, Net of Cash Acquired" represents the net cash acquired in the stock acquisition of CTD Holdings, Inc.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

2. The Company issued 200,000 shares of shares of restricted common stock valued at $350,000. The stock was valued at $1.75 a share based on the closing stock price for the Company's stock on the date of the transaction. The purchase price was allocated as follows:

                  Value of the shares issued ............  $350,000

                  Book value of 5l% of CTD Holdings, Inc.   356,997
                                                           --------

                  Excess of the purchase price ..........  $  6,997

The excess of the purchase price of $6,997 was allocated to the Company's estimate of the fair value of the fixed assets acquired.

EXHIBIT 31.1 - SECTION 302 CERTIFICATIONS

3. This will confirm that the Company's certifying officer is responsible for establishing and maintaining disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). This confirmation also applies to Form 10-QSB for the quarter ended January 31, 2006.

Future filings will use the exact language as provided in Item 601(b)(31) of Regulation S-B.

FORM 10-QSB FOR THE QUARTER ENDED JANUARY 31, 2006

ITEM 3. CONTROLS AND PROCEDURES

4. This will confirm that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed it its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act are accumulated and communicated to Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As requested in your comment letter, the Company hereby acknowledges:

a. That it is responsible for the adequacy and accuracy of the disclosure in the filing;

b. That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is anticipated that the information provided herein sufficiently addresses the issues raised in your comment letter. If you require any further information, please contact our counsel in this matter, Joel Bernstein, at 305-858-7300.


                                        Yours very truly,

                                        ELINE ENTERTAINMENT GROUP, INC.


                                        By: /s/ Barry Rothman
                                            President